UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE:

On January 29, 2008, a Form 15 on behalf of Williams Communications Group, Inc. (SEC File No. 1-15343) was inadvertently filed using the CIK for WilTel Communications Group, Inc. This filing has Accession Number: 0000794323-08-000041. This Form 15 was submitted in error and should be disregarded.